SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

<u>PARKWAY PROPERTIES, INC.</u>
(Exact name of registrant as specified in its charter)

Maryland	74-2123597
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One Jackson Place, Suite 1000
188 East Capitol Street
P.O. Box 24647

Jackson, MS	39225-4647
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. :

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. 9

Securities Act registration statement file numbers to which this form relates: 333-48161.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
8.00% Series D Cumulative Redeemable Preferred Stock	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

Not applicable
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   <u>Description of Registrant's Securities to be Registered</u>.

       A description of the 8.00% Series D Cumulative Redeemable Preferred Stock of the Company is contained in the Company's Prospectus Supplement filed with the Securities and Exchange Commission on May 29, 2003 pursuant to Rule 424(b) which shall be deemed to be incorporated herein by reference for all purposes.

Item 2.   <u>Exhibits</u>.

       The securities described herein are to be registered on the New York Stock Exchange, on which other securities of the Company are registered. Accordingly, the following exhibits, required to be filed herewith in accordance with the Instructions as to Exhibits to Form 8-A, have been duly filed with the New York Stock Exchange:

(1)   Articles of Incorporation, as amended, of Parkway (incorporated by reference to Exhibit B to The Parkway Company's Proxy Material for its Annual Meeting of Stockholders held on July18, 1996).

(2)   Bylaws of Parkway (incorporated by reference to Exhibit C to The Parkway Company's Proxy Material for its Annual Meeting of Stockholders held on July 18, 1996).

(3)   Amendments to Bylaws (incorporated by reference).

(4)   Articles Supplementary creating Parkway's 8.00% Series D Cumulative Redeemable Preferred Stock (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PARKWAY PROPERTIES, INC.

By: /s/Marshall A. Loeb
      Marshall A. Loeb
      Chief Financial Officer

DATED: May 29, 2003